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                               BROWN & WOOD LLP
                            One World Trade Center
                        New York, New York  10048-0557
                           Telephone (212) 839-5300
                           Facsimile (212) 839-5599


                                        March 16, 1998


MuniHoldings New Jersey Insured Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Dear Sirs:

        This opinion is being furnished in connection with the registration by MuniHoldings New Jersey Insured Fund, Inc., a Maryland corporation (the "Fund"), of 2,720 shares of Auction Market Preferred Stock, par value $0.10 per share, (the "Shares"), under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the Fund's registration statement on Form N-2, as amended (the "Registration Statement"), under the Securities Act. The Shares will be issued pursuant to Articles Supplementary (the "Articles Supplementary") to be filed with the State Department of Assessments and Taxation of the State of Maryland (the "State Department").

        As counsel for the Fund, we are familiar with the proceedings taken by it in connection with the authorization, issuance and sale of the Shares. In addition, we have examined and are familiar with the Articles of Incorporation of the Fund, the By-Laws of the Fund, and such other documents as we have deemed relevant to the matters referred to in this opinion.

        Based upon the foregoing, we are of the opinion that the Shares, upon issuance and sale in the manner referred to in the Registration Statement, will be legally issued, fully paid and non-assessable shares of preferred stock of the Fund.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Prospectus constituting a part thereof.


                                        Very truly yours,

                                        /s/ Brown & Wood LLP